WOODSIDE

2 August 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside's Interim Profit Expectation, lodged with the Australian Stock Exchange on 2 August 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 8/10

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

MONDAY, 2 AUGUST 2004
10:45AM (WST)

1954 2004
Commitment to Growth

WOODSIDE
AUSTRALIAN ENERGY

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE'S INTERIM PROFIT EXPECTATION

Woodside Petroleum Ltd. advises that on 18 August 2004 it expects to release its half year results for the period ended 30 June 2004, following review by the external auditors and after consideration by the Board.

The results are still being finalised by management but current indications are that the Net Profit After Tax but before Significant Items, is anticipated to exceed by approximately 10% the average of analysts' forecasts of A$314 million.

Some analyst forecasts appear not to have taken into account unrealised foreign exchange gains arising from the US dollar cash proceeds from the sale of a 40% participating interest in Exploration Permit WA-271-P (including the Enfield Project) to Mitsui E&P Australia Pty Ltd as announced on 31 March 2004. The AUD/USD exchange rate on 31 March was 0.7549. The proceeds of that sale, held as US dollar cash balances on interest bearing deposits, are subject to balance date translation to Australian dollars with the consequent gain or loss impacting Net Profit After Tax but before Significant Items. The AUD/USD exchange rate on 30 June was 0.6910.

The previously forecast gain on that sale of approximately A$375 million after tax remains unchanged and will be represented as a Significant Item.